EXHIBIT 15


                           NOLAN ACQUISITION PARTNERS
                          125 E. JOHN CARPENTER FREEWAY
                                SUITE 190, L.B. 9
                               IRVING, TEXAS 75062
                            TELEPHONE: (972) 501-0007
                           TELECOPIER: (972) 501-0477



                                October 20, 1999


BY TELECOPY AND FEDERAL EXPRESS
-------------------------------

Board of Directors
Aviall, Inc.
2075 Diplomat Drive
Dallas, Texas  75234-8999
Attention:  Secretary

Gentlemen:

           Nolan Acquisition Partners ("Nolan") consists of a group of investors experienced in aviation industry investments and operations and owns approximately 8% of Aviall's outstanding common stock. In the fall of 1998, Nolan approached the Company's Board of Directors with a strategic plan to enhance shareholder value that included a request for meaningful representation on the Board by Nolan. This initiative was rebuffed.

           On February 23, 1999 the Company announced its intention to explore "possible strategic alternatives" including, among other things, a "sale ... or other transaction involving the Company...." On March 1, 1999, Nolan offered to purchase the Company in a "friendly" negotiated transaction for $15.50 per share. Nolan's ability to conduct due diligence and participate in the sale process was conditioned by the Company upon its execution of a confidentiality agreement that included a "standstill". This "standstill" would have prohibited Nolan from, among other things, acquiring any additional common stock by tender offer or otherwise or initiating a proxy contest. This proposal would have severely limited Nolan's discretion with respect to its investment position and Nolan viewed these limitations as being entirely unacceptable. Consequently, Nolan's offer expired without any meaningful negotiation. The Company's "poison pill" precluded Nolan from making a tender offer directly to the Company's stockholders without first reaching agreement with the Board of Directors.

           In September 1999, the Board finally permitted Nolan access to the materials that the Company had made available to other potential bidders that had apparently declined to pursue any offer. By this time, however, it was obvious to Nolan that the Company's value and economic position had substantially deteriorated since March.

           During the Company's strategic review, it is Nolan's belief that the Board was presented with price indications from potential bidders that were substantially in



840930.06

Board of Directors
Aviall, Inc.
October 20, 1999
Page 2



excess of Nolan's $15.50 per share offer. In Nolan's opinion, the Board did not effectively respond to the potential acquirors and, as a result of its indecisiveness and the continuing deterioration of earnings, the strategic review process failed (with the price of the common stock trading at $8-1/2 per share at yesterday's market close). It is Nolan's belief that this failure, in addition to the Company's deteriorating performance, is a direct result of dangerously ineffective leadership by the Company's Chief Executive Officer and the Board of Directors.

           On September 24, 1999, Nolan instituted legal proceedings to compel the Company to hold an annual meeting. Nolan subsequently entered into discussions with the Company with a view toward offering its resources and experience in restructuring the Company's strategy, finances and management. In order to effect strategic changes that Nolan believes necessary, Nolan sought, among other things, a significant minority of three seats on an expanded Board and the elimination of the Company's "staggered" board. Nolan believed that these actions would have substantially increased stockholder representation on the Board (members of which currently own, in the aggregate, only 78,290 shares, or substantially less than 1%, of the Company's common stock, excluding options, as reported in the Company's 1998 Form 10-K, as amended) and stockholder participation in corporate governance. The Company offered to place two Nolan nominees on an expanded eight-person Board (requiring Nolan to vote in favor of the Board's nominees) and refused to submit to the stockholders a proposal to destagger the Board. In Nolan's opinion, such a Board composition would have denied the Nolan nominees an effective voice to bring about much needed changes. Nolan was unwilling to accept a situation that it believed would have simply resulted in a continuation of the status quo, particularly in light of its belief that the Company must refocus and aggressively implement changes in strategy to keep astride of developments in the markets in which the Company's distribution and ILS businesses compete.

           Nolan remains one of the Company's largest stockholders. Nolan demands that the Board take decisive steps to return the Company to growth and profitability. Nolan recommends that the Company de-"stagger" its Board of Directors and redeem its "poison pill" rights to give stockholders a greater say in corporate governance, immediately replace the Company's Chief Executive Officer and install new

Board of Directors
Aviall, Inc.
October 20, 1999
Page 3



leadership with the skill and drive to revitalize the Company. Nolan believes that it has the resources and experience to accomplish such a revitalization and stands ready to assist the Company if it can be assured that its participation and leadership would be welcomed.



                                   NOLAN ACQUISITION PARTNERS

                                   By: Nolan Acquisition Group, L.P.,
                                       its Managing General Partner

                                   By: Kincaid Capital Group, a
                                       Texas corporation, its
                                       General Partner


                                   By: /s/ Thomas R. Kincaid
                                       ----------------------------------------
                                       Name:  Thomas R. Kincaid
                                       Title:  President